Exhibit 8(i) under form N1-A
                                              Exhibit 10 under Item 601 Reg. S-K
                               RIGGS TRUST GROUP
                             The Riggs National Bank








                             CUSTODIAL COMPENSATION

      The variations in fees relative to mutual fund custody are many. We are flexible in designing any combination of hard dollar, soft dollar, basis point and transactional fees. We understand the pricing dynamics of this business, as well as the tolerance and cost of occasional overdrafts.

      Pending analysis of particulars, we would estimate an all-inclusive fee of roundly two basis points for a fund complex between $500 million and $1 billion. This estimate is inclusive of all securities transactions in the portfolios.